Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Record Revenues:
$32.3M for Q3 2017, $87.9M for First 9 Months 2017

- EPS Reaches $0.75 for Q3, $1.58 for first 9 months -

- Potential of "Biggest-Ever Design Win" Raised from
 $30M to $75M/Year Beginning in 2019 –

KFAR SAVA, Israel, October 25, 2017 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported record results for the third quarter and nine months ended September 30, 2017.

Financial Results

Third Quarter: Silicom's revenues for the third quarter of 2017 totalled $32.3 million, up 31% from $24.7 million in the third quarter of 2016 and up 7% compared sequentially with the second quarter of 2017. These are the Company's highest-ever quarterly revenues, breaking the latest record set just last quarter.

On a GAAP basis, net income for the quarter totalled $4.6 million, or $0.60 per diluted share ($0.62 per basic share), up 44% compared with $3.2 million, or $0.43 per share (basic and diluted), for the third quarter of 2016.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $5.7 million, or $0.75 per diluted share ($0.76 per basic share), up 44% compared with $4.0 million, or $0.53 per diluted share ($0.54 per basic share), for the third quarter of 2016.

First Nine Months: Silicom's revenues for the first nine months of 2017 totalled $87.9 million, up 22% compared with $72.0 million for the first nine months of 2016. These are the Company's highest-ever revenues for a nine-month period.

On a GAAP basis, net income for the period totalled $11.4 million, or $1.51 per diluted share ($1.53 per basic share), up 32% compared with $8.6 million, or $1.16 per diluted share ($1.18 per basic share), for the first nine months of 2016.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $14.8 million, or $1.96 per diluted share ($2.00 per basic share), up 27% compared with $11.7 million, or $1.58 per diluted share ($1.59 per basic share), for the first nine months of 2016.

Comments of Management

"The third quarter was another period of accelerating momentum for Silicom, demonstrating the extraordinary growth of Cloud-related markets and the unique fit of our technologies and business strategy for their evolving needs," commented Mr. Shaike Orbach, Silicom's President & CEO.

"The three announcements that we made during the quarter, including a new FPGA Design Win, a 'legacy cloud' win and a new Tier 1 server manufacturer, together with an increase in volumes, within the 'largest-ever win' that we announced in March, demonstrate that we are positioned to benefit – and indeed that we are benefiting – from multiple market trends and technologies within the Cloud. While we continue to win business for today's cloud and data center needs, the 'largest ever' win is for the next-generation Cloud (our Switch-Fabric-on-a-NIC product), and our FPGA technology is for the Future Cloud. As such, we have built resilience and agility into our business model, with probable growth paths no matter how the Cloud market eventually develops."

Mr. Orbach continued, "Most importantly, as we announced last week, our 'largest-ever win' customer estimates that, once all challenges are resolved, the new Cloud infrastructure achieves GA (General Availability) status with availability for users and deployments ramp up to their steady run rate, our revenues from this Design Win will exceed $75 million per year beginning in 2019, more than double the original estimate. With strong potential for these significant revenues and the relationships that we are developing with the customer and its Tier 1 server and infrastructure suppliers, this win is clearly a key strategic success for us."

Mr. Orbach concluded, "In parallel, while pursuing all of these Cloud and Data Center opportunities, we continue to leverage our technology and products to address other growing markets, including Cyber Security, SD-WAN and more. In short, with no end in sight to the Cloud phenomenon, continuing momentum in additional markets and growing relationships with the industry's giants, we have never been more optimistic about our prospects."

##

Conference Call Details
Silicom's Management will host an interactive conference today, October 25th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom's website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom's long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2017	2016

Assets

Current assets
Cash and cash equivalents	$29,188	$11,917
Marketable securities	7,757	16,263
Accounts receivables: Trade, net	32,384	27,722
Accounts receivables: Other	4,926	3,113
Inventories	53,183	44,280
Total current assets	127,438	103,295

Marketable securities	-	7,769
Assets held for employees' severance benefits	1,575	1,436
Deferred tax assets	1,568	1,537
Property, plant and equipment, net	4,152	3,915
Intangible assets, net	1,493	2,924
Goodwill	25,561	25,561

Total assets	$161,787	$146,437

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$15,964	$10,480
Other accounts payable and accrued expenses	8,830	7,484

Total current liabilities	24,794	17,964

Contingent consideration	4,821	4,642
Liability for employees' severance benefits	2,709	2,439

Total liabilities	32,324	25,045

Shareholders' equity
Ordinary shares and additional paid-in capital	50,905	46,855
Treasury shares	(38)	(38)
Retained earnings	78,596	74,575
Total shareholders' equity	129,463	121,392

Total liabilities and shareholders' equity	$161,787	$146,437

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2017	2016	2017	2016

Sales	$32,301	$24,661	$87,909	$72,019
Cost of sales	20,605	15,119	55,504	44,694
Gross profit	11,696	9,542	32,405	27,325

Research and development expenses	3,551	3,137	10,393	9,034
Selling and marketing expenses	1,565	1,622	4,800	4,797
General and administrative expenses	1,134	1,069	3,432	3,085
Total operating expenses	6,250	5,828	18,625	16,916

Operating income	5,446	3,714	13,780	10,409

Financial income (expenses), net	81	(60)	124	(35)
Income before income taxes	5,527	3,654	13,904	10,374
Income taxes	914	458	2,501	1,737
Net income	$4,613	$3,196	$11,403	$8,637

Basic income per ordinary share (US$)	$0.62	$0.43	$1.53	$1.18

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,483	7,362	7,429	7,332

Diluted income per ordinary share (US$)	$0.60	$0.43	$1.51	$1.16

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,628	7,455	7,566	7,420

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2017	2016	2017	2016

GAAP gross profit	$11,696	$9,542	$32,405	$27,325
(1) Share-based compensation (*)	74	52	250	129
(2) Acquisition-related expenses	-	93	-	93
(3)Amortization of acquired intangible assets	-	-	-	274
Non-GAAP gross profit	$11,770	$9,687	$32,655	$27,821

GAAP operating income	$5,446	$3,714	$13,780	$10,409
Gross profit adjustments	74	145	250	496
(1) Share-based compensation (*)	513	287	1,638	1,074
(3) Amortization of acquired intangible assets	479	493	1,434	1,480
(4) Changes in the fair value of contingent consideration	61	63	179	78
Non-GAAP operating income	$6,573	$4,702	$17,281	$13,537

GAAP net income	$4,613	$3,196	$11,403	$8,637
Operating income adjustments	1,127	988	3,501	3,128
(5) Taxes on amortization of acquired intangible assets	(29)	(212)	(82)	(77)
Non-GAAP net income	$5,711	$3,972	$14,822	$11,688

GAAP net income	$4,613	$3,196	$11,403	$8,637
Adjustments for Non-GAAP cost of sales	74	145	250	496
Adjustments for Non-GAAP Research and development expenses	541	432	1,595	1,392
Adjustments for Non-GAAP Selling and marketing expenses	281	237	901	774
Adjustments for Non-GAAP General and administrative expenses	231	174	755	466
Adjustments for Non-GAAP Income taxes	(29)	(212)	(82)	(77)
Non-GAAP net income	$5,711	$3,972	$14,822	$11,688

GAAP basic income per ordinary share (US$)	$0.62	$0.43	$1.53	$1.18
(1) Share-based compensation (*)	0.08	0.05	0.26	0.16
(2-5) Acquisition-related adjustments	0.06	0.06	0.21	0.25
Non-GAAP basic income per ordinary share (US$)	$0.76	$0.54	$2.00	$1.59

GAAP diluted income per ordinary share (US$)	$0.60	$0.43	$1.51	$1.16
(1) Share-based compensation (*)	0.08	0.05	0.25	0.16
(2-5) Acquisition-related adjustments	0.07	0.05	0.20	0.26
Non-GAAP diluted income per ordinary share (US$)	$0.75	$0.53	$1.96	$1.58

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))